

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

John Campi
Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Raod
Pompano Beach, Florida 33069

   Re: SKYX Platforms Corp.
    Registration Statement on Form S-3
    Filed on June 30, 2023
    File No. 333-273075

Dear John Campi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Jurgita Ashley